U[redacted] AND EXCHANGE COMMISSION



X3-2

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

and Dealers
ecurities
-5 Thereunder

SEC FILE NO.
8- 45254

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fred Montgomery Company, Inc.

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2400 East Main Street PMB 103-350
(No. and Street)

St. Charles (City) IL (State) 60174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Fred Montgomery 1-800-615-1580
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name -- if individual, state last, first, middle name)

Caroline Barnes, Barnes & Associates, CPA's

817 Mission Ave San Rafael, CA 94901
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

B

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 240.17a-5(e)(2).

SEC 1410 (3-78)

3/29/05
SS

OATH OR AFFIRMATION

I, FREDERKK D. MONTGOMERY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRED MONTGOMERY CO as of DECEMBER 31, 19 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


OFFICIAL SEAL
BARBRA R. KINGMAN
NOTARY PUBLIC - State of Arizona
PIMA COUNTY
My Comm. Expires July 4, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOTAL P.03

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)

FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

CONTENTS


Barnes & Associates, CPAs
strategies for profitability

INDEPENDENT AUDITORS' REPORT

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

We have audited the accompanying balance sheets of Fred Montgomery Company, Inc., (an S Corporation) as of December 31, 2004 and 2003 and the related statements of income, of retained earnings and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Fred Montgomery Company, Inc. (an S Corporation) as of December 31, 2004 and 2003 and the results of its operations, the changes in its retained earnings and its cash flows for the years ended December 31, 2004 and 2003 in conformity with generally accepted accounting principles.

Barnes & Associates

Barnes & Associates
Certified Public Accountants

February 22, 2005

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

BALANCE SHEET

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
BALANCE SHEETS

ASSETS

	December 31,	
	2004	2003
Current assets		
Cash	$ 16,185	$ 21,907
Marketable securities	19,958	20,860
Accounts receivable	18,681	13,950
	54,824	56,717
Property and equipment		
Vehicles	46,394	46,394
Furniture, equipment and fixtures	27,342	19,784
Total property and equipment	73,736	66,178
Less: accumulated depreciation	(62,750)	(54,898)
Property and equipment, net	10,986	11,280
	$ 65,810	$ 67,997

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

LIABILITIES AND STOCKHOLDER'S EQUITY

	December 31,	
	2004	2003
Current liabilities		
Accounts payable	$ 817	$ 3,164
Total liabilities	817	3,164
Stockholder's equity		
Common stock, $ 1 par value, 1,000,000 shares authorized, 12,000 shares issued and outstanding	12,000	12,000
Retained earnings	52,993	52,833
Total stockholder's equity	64,993	64,833
	$ 65,810	$ 67,997

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF INCOME

	Years ended December 31,	
	2004	2003
Revenue:		
Commission income	$ 3,641	$ 16,809
Fee income	73,523	35,430
Insurance commissions	1,240	1,244
Other income	1,650	2,635
Total revenue	80,054	56,118
Operating expenses:		
Advertising	508	255
Auto	2,444	2,361
Bank charges	144	24
Business meals	761	388
Computer	3,781	2,086
Contributions	1,200	1,025
Depreciation	7,852	7,558
Employee benefits	-	3,551
Insurance	4,144	7,234
Interest	-	383
Licenses and fees	3,599	2,085
Miscellaneous	279	276
Moving expenses	-	2,297
Office expense	12,499	13,070
Professional fees	2,520	3,290
Repairs and maintenance	6,645	4,622
Research and subscriptions	3,870	3,706
Travel	24,442	6,562
Total operating expenses	74,688	60,773
Income/(loss) from operations	5,366	(4,655)
Loss on disposal of fixed assets	-	(3,543)
Gain/(loss) on investment	(2,720)	2,677
Income/(loss) before taxes		(5,521)
Provision for income tax	2,646	800
Net income/(loss)	$ 2,646	$ (6,321)

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF RETAINED EARNINGS

	Years ended December 31,	
	2004	2003
Balance at beginning of year	$ 52,833	$ 73,818
Net income/(loss)	2,646	(6,321)
Distributions	(2,486)	(14,664)
Balance at end of year	$ 52,993	$ 52,833

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
STATEMENTS OF CASH FLOWS

	Years ended December 31,	
	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income(loss)	$ 2,646	$ (6,321)
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation and amortization	7,852	7,558
Loss on abandonment of equipment	-	3,543
Changes in current assets and liabilities:		
Decrease (increase) in accounts receivable	(4,731)	3,734
(Decrease) increase in accounts payable	(2,347)	(411)
NET CASH PROVIDED BY OPERATING ACTIVITIES	3,420	8,103
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease (increase) in marketable securities	902	(2,677)
Proceeds from sale of asset	-	-
Purchase of fixed assets	(7,558)	-
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	(6,656)	(2,677)
NET CASH USED BY FINANCING ACTIVITIES		
Distributions to stockholder	(2,486)	(14,664)
Net increase (decrease) in cash	(5,722)	(9,238)
Cash at beginning of year	21,907	31,145
Cash at end of year	$ 16,185	$ 21,907

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Fred Montgomery Company, Inc., (the Company), was incorporated on August 8, 1995. Prior to that date, the company operated as a sole proprietorship. The Company is a securities broker and a member of the National Association of Securities Dealers, dealing only in mutual funds and variable annuities. The Company also offers investment advisory services. At December 31, 2004, the Company had $15 million under management.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Cash Equivalents

For purposes of the statement of cash flows, cash equivalents are liquid investments that are readily convertible into cash and have an original maturity of 90 days or less.

Property and Equipment

Property and equipment are recorded at cost. Depreciation expense is computed using the straight line method over the estimated useful lives of the property and equipment of five to seven years.

Revenue Recognition

The Company's main sources of income are commissions and advisory fees. Commissions are recognized as income when the related sale of securities or insurance is completed and the amount is determined. Advisory fees are calculated based on a percentage of the market value of the portfolio being managed by the Company.

NOTE 1 - DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *continued*

Income Taxes

Effective August 8, 1995, the Company elected by consent of its stockholder to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under such election, the Company's federal and state taxable income or loss is passed through to the individual stockholder. Therefore, no provision or liability for income tax has been included in these financial statements. During fiscal 2004 the company moved to Illinois. Prior to fiscal 2004 the company was resident in California and owed a minimum franchise tax.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company's facility is located in the stockholder's home. Consequently, certain expenses such as rent are not charged to the income statement.

NOTE 3 - NET CAPITAL REQUIREMENT

The Company is subject to the revised Securities and Exchange Commission Uniform Net Capital Rule, Rule 15(c)3–1 which requires broker/dealers to maintain a certain amount of net capital. Brokers who do not receive or hold funds or securities for customers, or owe funds or securities to customers, shall maintain a net capital of not less than $5,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2004 and 2003, respectively, the Company had net capital of $29,101 and $37,726 and an aggregate indebtedness to net capital ratio of .028075 and .083867 to 1, respectively.

SUPPLEMENTARY INFORMATION

Barnes & Associates, CPAs

strategies for profitability



INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors
Fred Montgomery Company, Inc.
(An S Corporation)

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Barnes & Associates
Certified Public Accountants

February 22, 2005

415 454 7494

817 Mission Avenue Suite 2C
San Rafael, California 94901
Fax 415 454 1183
email cbarnesCPA@aol.com

FRED MONTGOMERY COMPANY, INC.
(AN S CORPORATION)
NET CAPITAL COMPUTATION
YEAR ENDED DECEMBER 31, 2004

AGGREGATE INDEBTEDNESS		
Total liabilities for net capital purposes	$	817
Less: deductions and/or changes		-
Total aggregate indebtedness	$	817
NET CAPITAL		
Total capital (stockholder's equity) per balance sheet	$	64,993
Less: non – allowable asset items		28,896
Total net capital before haircuts on securities		36,097
Less haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		
A. Preferred securities		
B. Other securities		1,996
Total haircut		1,996
NET CAPITAL		34,101
Minimum net capital requirement		5,000
Excess net capital		29,101
Total net capital	$	29,101
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		2.81%
RECONCILIATION OF DIFFERENCE IN NET CAPITAL AS REPORTED BY INDEPENDENT AUDITOR AND BY BROKER/DEALER ON FOCUS REPORT		
Net capital on FOCUS report	$	29,340
Amount immaterial, no adjustment necessary		239
Net capital as reported by auditor	$	29,101